HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

May 7, 2014

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C.  20549

James E. O’Connor

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C.  20549

RE:                          Main Street Capital Corporation — Post-Effective Amendment No. 6 to Registration Statement on Form N-2 (File No. 333-183555) (the “Registration Statement”)

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 15, 2014 and May 4, 2014 relating to the Registration Statement.  The Staff’s comments are set forth below and are followed by the Company’s responses.  Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 8 to the Registration Statement.

Accounting Comments

1.  Please revise the format of the chart set forth under the caption “Price Range of Common Stock and Distributions” on page 37 of the Registration Statement to disclose the premium or discount as a percentage of net asset value (“NAV”).  Currently, the chart discloses the percentage of the high and low sales price to NAV.  Please refer to Instruction 4 to Item 8.5.b of Form N-2.

Response:  The Company has revised the disclosure accordingly.

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC

2.  Please explain why the auditors’ internal control report dated February 28, 2014 does not accompany the auditors’ report on the Company’s financial statements.

Response: Pursuant to Rule 2-02(f) of Regulation S-X, the auditors’ attestation report on internal control over financial reporting is only required to be included in an annual report on Form 10-K that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting.  As a result, the Company is not required to include its auditors’ attestation report on the Company’s internal control over financial reporting in the Registration Statement.

Consolidated Balance Sheets

3.  What is the composition of “Cash and Cash Equivalents” at December 31, 2013 ($34,701,000)?  If any investments are in money market mutual funds or other investment companies, these investments should be disclosed separately on the Schedule of Investments. Additionally, confirm that any acquired fund fees and expenses (“AFFE”) related to these investments are included in the fee table.

Response: “Cash and cash equivalents” on the consolidated balance sheet at December 31, 2013 only includes cash. The Company confirms that such line item does not include investments in any money market mutual funds or other investment companies. However, to the extent the Company has investments in any money market mutual funds or other investment companies in the future, (i) such investments will be included separately in the Company’s schedule of investments to the extent required by Rule 12-12 of Regulation S-X and (ii) any AFFE related to such investments will be included in the fee table.

4.  Should the “Commitments and Contingencies” line item reference Note N as opposed to Note M (Share-Based Compensation)?

Response: The “Commitments and Contingencies” line item should reference Note N as opposed to Note M (Share-Based Compensation).  The Company has revised the disclosure accordingly.

Consolidated Statement of Operations:

5.  General and administrative expenses represent 11.87% of total expenses.  Is there any individual expense representing more than 5% of total expenses?  If so, these expenses should be disclosed separately in accordance with Regulation S-X, Rule 6-07.2(b).  Consider including detail of general and administrative expenses in the notes to financial statements.

Response: The Company confirms that all individual expense items that are greater than 5% of total expenses are broken out in the consolidated statements of operations.  Due to the lack of significance of the individual general and administrative expense items, the Company does not believe that providing detail in the notes to the financial statements of the individual expenses included within the general and administrative expenses line item provides any significant value to its investors.

Consolidated Schedule of Investments

6.  Confirm that the securities in the category “Other Marketable Securities and Idle Funds Investments” meet the disclosure requirements of concealed securities as set forth in footnote 1 to Rule 12-12 of Regulation S-X:

“Each issue shall be listed separately: Provided, however, that an amount not exceeding five percent of the total of Column C may be listed in one amount as Miscellaneous securities, provided the securities so listed are not restricted, have been held for not more than one year prior to the date of the related balance sheet, and have not previously been reported by name to the shareholders of the person for which the schedule is filed or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public.”

Response: The Company confirms that the securities in the category “Other Marketable Securities and Idle Funds Investments” meet the disclosure requirements of concealed securities as set forth in footnote 1 to Rule 12-12 of Regulation S-X.

7.  Please confirm that any AFFE related to investments in “Other Marketable Securities and Idle Funds Investments” are included in the prospectus fee table AFFE calculation.

Response: The Company confirms that any AFFE related to investments in “Other Marketable Securities and Idle Funds Investments” are included in the prospectus fee table AFFE calculation.

8.  We note that the portfolio investment Integrated Printing Solutions, LLC 8% PIK Secured Debt with a scheduled maturity date of January 31, 2014 is identified as a “non-accrual and non-income producing investment”.  Please explain why the investment was valued at cost/par and if the investment matured on January 31, 2014, what amount was received?

Response: The Company’s investment in the 8% PIK Secured Debt investment in Integrated Printing Solutions, LLC (“IPS”) represents a debt investment with first lien and “first out” repayment rights, and an investment which is senior in its repayment rights to IPS’s other outstanding indebtedness.  In addition, as of December 31, 2013, IPS was in the middle of completing a transaction through which it was being acquired by a third party, and the result of this transaction would result in a 100% payoff of the 8% PIK Secured Debt in IPS.  As a result of this pending transaction and the senior/”first out” nature of the 8% PIK Secured Debt investment, the Company determined that it was appropriate to record the investment fair value at an amount equal to its cost basis, while providing for the “non-accrual and non-income producing investment” status to reflect the current operating performance of the portfolio company and the risk associated with closing the pending transaction.  Subsequent to December 31, 2013, the transaction closed and the 8% PIK Secured Debt investment was repaid in full, consistent with the Company’s valuation of this investment at December 31, 2013.

9.  We note that footnote (15) on page F-29 identifies “fully impaired and non-income producing investment”, but we noted no securities with this footnote.

Response: The Company confirms that this footnote was inadvertently included on Schedule of Investments, as the Company had no fully impaired and non-income producing investments as of December 31, 2013.

10.  We note that investments have interest rates related to LIBOR.  Disclose what LIBOR rate is used in determining the interest rate.

Response: The Company’s schedule of investments lists the current weighted average stated interest rate earned on each loan (i.e., current weighted average stated interest rate of all of the tranches underlying the loan) by the Company at the end of the applicable period, plus the components of cash and PIK interest income and the LIBOR spread with respect to each LIBOR-based investment.  In addition, given the manner in which the debt investments held by the Company function, it is not possible to specify the LIBOR rate (e.g., the 30-day, 60-day or 180-day LIBOR rate) for a particular debt investment.  In this regard, the Company’s borrowers have the option to elect various LIBOR rates for portions of the aggregate funds borrowed by them from the Company.  Moreover, the Company’s loans typically allow the borrowers to partition the aggregate loan amount into a large number of tranches.  For example, a $4 million loan to a portfolio company may be composed four $1 million tranches that accrue interest based on four different LIBOR rates.  In such a situation it would be cumbersome for the Company to have to separately list each tranche of the same loan as well as the LIBOR rate that the borrower has elected with respect thereto.  Based on the above, the Company does not believe that the requested granular disclosure would be meaningful to investors.  However, the Company understands that the Staff is continuing to review this issue, and the Company agrees to consider any future administrative position taken by the Staff.

11.  Footnote (13) identifies those securities that are not qualifying assets.  Consider disclosing the percentage of non-qualifying assets at the reporting period date.

Response: Based on the current industry reporting practice of not disclosing the percentage of non-qualifying assets, the Company respectfully declines to disclose the percentage of the Company’s non-qualifying assets at the reporting period date. The Company believes such added disclosure provides little benefit to a reader of the Company’s financial statements.

12.  We note that certain investments have PIK interest.  Also, please see the item addressed in the AICPA Audit Risk Alert-Investment Company Industry Developments 2013/14 relating thereto and set forth below in pertinent part:

“Certain registrants have debt investments that pay both PIK and cash interest. The SEC staff has noticed certain registrants hold debt instruments that have a provision permitting the issuer to determine a range of PIK interest that will be paid, along with a minimum cash percentage to be paid. For example, a bond may have a 15-percent stated interest rate that includes two rate components: (a) a minimum cash interest rate of 10 percent and (b) a PIK interest rate with a range between 0 percent and 5 percent. The SEC staff believes that if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. For example, if the issuer of the bond previously referenced with a 15-percent stated interest rate is currently paying 12 percent cash interest and 3 percent PIK interest as of the date of the financial statements, then the schedule of investments would disclose the current 12 percent cash and 3 percent PIK interest rates, along with the range of possible PIK interest rates that could be paid (0-5 percent) or the maximum allowable amount of PIK interest (0 percent to 5 percent).”

Response:  The Company confirms that the maximum allowable amount of PIK interest with respect to each investment with a PIK component is disclosed on the Consolidated Schedule of Investments.

13.  Footnote (5) to the Consolidated Schedule of Investments identifies control investments.  Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

•                  The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs.  Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the BDC.  Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

•                  Subsidiary is defined by Rule 1-02(x) of Regulation S-X an “an affiliate controlled by such person directly or indirectly through one or more intermediaries”.  An affiliate is defined by Rule 6-02(a) of Regulation S-X by reference to Section 2(a)(3) of the Investment Company Act of 1940.  The term “control” has the meaning given in section 2(a)(9) of the Investment Company Act of 1940.  Section 2(a)(9) of the Investment Company Act of 1940 defines control as having “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company . . .”  Moreover, Section 2(a)(9) provides that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”.

Response: The Company has undertaken an analysis related to Rules 3-09 or 4-08(g) of Regulation S-X and confirms that no additional financial disclosure relating to its investment portfolio is required to be included as a result thereof.  The Company confirms that it will continue to perform the analysis required by Rules 3-09 or 4-08(g) of Regulation S-X on a quarterly basis and will include any additional financial disclosure in accordance therewith as required.

14.  Please confirm that the Company has performed the three tests outlines in Article 1-02(w) of Regulation S-X and identify any of those companies that have met any of the three tests/conditions.  (Note C contains disclosure that for the years ended December 31, 2013 and December 31, 2012, Main Street did not record investment income from any single portfolio company in excess of 10% of total investment income.)  How does Main Street calculate this metric?  Is this calculation performed in accordance with the guidance set forth in the Division of Corporation Finance Financial Reporting manual for calculations in Regulation S-X, 1-02(w)(3)?

Response: The Company confirms that that it has performed the tests outlined in Rule 1-02(w) of Regulation S-X, and no companies meet any of the three tests/conditions.  The Company also confirms that its calculation of individual portfolio company investment income compared to total investment income in performed in accordance with the guidance set forth in the Financial Reporting Manual issued by the SEC’s Division of Corporation Finance for calculations in Rule 1-02(w)(3) of Regulation S-X.

15.  Footnote (9) discloses that the index based floating interest rate is subject to contractual minimum interest rate.  Disclose this minimum interest rate.

Response: Similar to the response to Comment No. 10, the Company notes that its schedule of investments lists the current stated interest rate earned on each index-based floating rate loan by the Company at the end of the applicable period, plus the components of cash and PIK interest income and the index-based spread with respect to each index-based loan.  In addition, the Company has included footnote (9) to indicate which index-based floating rate investments are subject to a contractual minimum interest rate.  The Company will also undertake to revise its disclosure to indicate the minimum contractual interest rate where applicable beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2014.

Notes to Consolidated Financial Statements:

16.  Note 2 “Basis of Presentation”, discloses that the internal investment manager was consolidated with the Company and its other consolidated subsidiaries prospectively beginning April 1, 2013 as the controlled operating subsidiary is providing substantially all of its services directly or indirectly to Main Street or its portfolio companies.”  Please explain the specific circumstances that led the internal investment manager to provide substantially all of its services directly or indirectly to Main Street or its portfolio companies.

Response: In addition to providing services to the Company, its consolidated subsidiaries and its portfolio companies, the Internal Investment Manager previously provided certain management, consulting and advisory services to third parties, including MSC II (the “External Services”).  In the first quarter of 2010, the Company acquired approximately 88% of the total dollar value of the limited partner interests in MSC II, but the Internal Investment Manager continued to provide External Services to the minority interests of MSC II and other third parties.  In the first quarter of 2012, the Company acquired the remaining approximately 12% minority limited partner interests in MSC II, but the Internal Investment Manager continued to provide External Services to other third parties.  Subsequently, in the first quarter of 2013, the Internal Investment Manager ceased performing services for any third parties and, as a result, the Internal Investment Manager now only provides services to the Company, its consolidated subsidiaries or its portfolio companies.

17.  Note C- We have the following questions about the fair value disclosures:

•                  Please explain the statement: “The following table is not intended to be all-inclusive, but, rather, provides a summary of the significant unobservable inputs used to fair value Main Street’s Level 3 portfolio investments at December 31, 2012 and 2011”.  Refer to the December 12, 2012 AICPA Expert Panel meeting minutes for more detail regarding the excerpt below:

“There appears to be diversity in practice regarding the extent of unobservable inputs included in quantitative disclosures. The SEC staff noted an example of two funds within different fund complexes where a discounted cash flow model was indicated as a valuation technique.  One fund disclosed only the discount rate as an unobservable input while the other fund included unobservable inputs such as growth rate, recovery rate, etc. along with the discounted cash flow rate.  The SEC staff noted that all significant unobservable inputs used in the calculation of fair value should be included.”

We note that this comment was communicated during the prior review of the company’s SEC filings and the Company responded as follows:

“Response:  The Company confirms that all significant unobservable inputs are included in the ASC 820 table.  The Company will modify the language in question to clarify this in the future beginning with its financial statements for the quarter ended June 30, 2013.”

See refer to the SEC correspondence filing made on July 31, 2013 by the Company

Response: The Company confirms that all significant unobservable inputs are included in the ASC 820 table, and the language noted above was modified in the Company’s financial statements for the quarterly periods ended June 30, 2013 and September 30, 2013.  The prior language, however, was inadvertently included in the Company’s financial statements for the year ended December 31, 2013 which are included in the Registration Statement.  The Company will modify the language in question in the future beginning with its financial statements for the quarter ended March 31, 2014 as follows:

“The following table provides a summary of the significant unobservable inputs used to fair value Main Street’s Level 3 portfolio investments as of March 31, 2014:”

18.  In Note C, disclose the amounts of any transfers between levels of the fair value hierarchy, the reasons for those transfers, and the Company’s policy for determining when transfers between levels are deemed to have occurred. Transfers into each Level shall be disclosed and discussed separately from transfers out of each Level.

Response: The Company confirms that it will comply with this comment in the future beginning with its financial statements for the quarter ended March 31, 2014 as well as include the following language in the same section in which it describes its fair value hierarchy:

“During the classification process, Main Street may determine that it is appropriate to transfer investments between fair value hierarchy Levels.  These transfers occur when the company has concluded that it is appropriate for the classification of an individual asset to be changed due to a change in the factors used to determine the selection of the Level.  Any such changes are deemed to be effective during the quarter in which the transfer occurs.”

Additionally, the Company will disclose the transfers into and out of each Level separately in future periods.

19. In Note G, the disclosure indicates that the credit facility is secured by a first lien on the assets of the Company and its subsidiaries, excluding the assets of the Funds.  The Schedule of Investments should identify those assets pledged as collateral against borrowings.

Response: As disclosed in Note G, the Company’s credit facility is secured by a first lien on all of the assets of the Company and its subsidiaries, excluding the assets of the Funds.  In addition, in accordance with SBA regulations, the Funds are restricted from encumbering their assets or incurring additional debt without the prior approval of the SBA, which combined with the rights of the SBA under the regulations to take control of an SBIC and/or its assets, gives the SBA unencumbered rights to utilize the assets of the Funds in support the SBA-guaranteed debentures issued by the Funds.  Therefore, all of the Company’s assets are currently encumbered either as security for the credit agreement or in support of the SBA-guaranteed debentures issued by the Funds.  The Company has added risk factor disclosure in order to address the concern espoused by the Staff’s comment. In addition, the Company will undertake to revise its disclosure beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2014 to indicate which assets in its schedule of investments are encumbered in support of the Company’s credit facility or its SBA-guaranteed debentures.

20.  In Note Q, please refer to “distributions” rather than “dividends” since the character of the distributions is not known at the time of declaration.  This comment applies to all communications to the Company’s shareholders.

Response:  Based on estimates and dividend projections, including the amount of the Company’s undistributed spillover taxable income at December 31, 2013, the Company is comfortable that all dividends declared to date do not contain a return of capital component and therefore it is more appropriate and accurate to use the term “dividends” rather than “distributions”.  The Company will continue to monitor its future dividend/distribution payments and use of the appropriate terminology with respect thereto based on the then existing facts.

Legal Comments

Prospectus Cover Page

1.  Please provide an undertaking that the Company will file a post-effective amendment describing any issuance of debt securities that must be declared effective prior to their issuance.

Response:  Based upon a review of the EDGAR filings made by a number of other business development companies (“BDCs”) in connection with their recent registered debt offerings, the Company notes that none of these BDCs were required to file a post-effective amendment prior to conducting registered debt offerings off of their shelf registration statements.  As a result, the Company has not and will not agree to provide the requested undertaking unless and until it applies uniformly to all similarly-situated SEC registrants.

2. Please add a statement that the Company has been authorized to issue rights to the Company’s shareholders below NAV similar to the disclosure on page 19.

Response: The Company has revised the disclosure to indicate that it has been authorized by its shareholders to issue warrants, options or rights to subscribe for, convert to, or purchase its common stock below NAV.

Prospectus Summary

3. In the second paragraph below the subheading “Overview”, please specifically define the term “equity related investments” rather than stating what the term includes.

Response: The Company respectfully submits that the term “equity related investments” is adequately defined by the phase, “including warrants, convertible securities and other rights to acquire equity securities in a portfolio company” (emphasis added).

4.  Where appropriate, please disclose that no-action relief has been granted under Section 12(d)(3).

Response: The Company has revised the disclosure accordingly.

5.  In the first full paragraph on page 4, please define the term “weighted average annual effective yield.” The Staff notes that closed-end funds do not have to use SEC yield. Also, please clarify that such yield is not a yield or return on the Company’s stockholders’ equity investment in the Company, but instead the gross yield on the Company’s debt investments and, as a result, does not take into account, among other things, the Company’s expenses and other fees incurred by the Company’s stockholders in connection with their purchase of shares of the Company’s common stock.

Response: The Company has revised the disclosure accordingly to be consistent with other BDCs.

6.  In the first indented bullet point below the second bullet point on page 7, please clarify the meaning of the term “nationally recognized independent advisor”.

Response:  The Company has revised the disclosure accordingly.

7.  In the ninth bullet point on page 7, please clarify that a return of capital is a distribution of the shareholders’ invested capital reduced by the Company’s fees.  We refer also to the similar disclosure on page 10 in the “Dividends” item.

Response: The Company has revised the disclosure to clarify that a return of capital “is a distribution of the stockholders’ invested capital”.

8.    On page 11 in the “Sales of common stock below net asset value” item, please clarify that the Company has received approval to offer rights to the Company’s shareholders below NAV.

Response:  The Company has revised the disclosure to indicate that it has been authorized by its shareholders to issue warrants, options or rights to subscribe for, convert to, or purchase its common stock below NAV.

Fees and Expenses

9.  In footnote 7, please clarify that because the Company is a RIC, the deferred tax liability will increase the taxability of future distributions to investors.

Response:  Because the deferred tax liabilities are non-cash in nature and are the liabilities of the Company’s tax blocker subsidiaries, the deferred tax liabilities will not impact the future taxability of the Company’s distributions to its stockholders.  Therefore, the Company does not believe that adding such a clarification would be accurate.

Risk Factors

10.  In the first listed risk factor below the subtitle “Risks Relating to Our Business and Structure,” on page 15, please clarify the meaning of the term “nationally recognized independent advisor” and identify the current adviser.  Also in this risk factor, please disclose that the Company will comply with Rule 38a-1 under the Investment Company Act, which makes clear that the board must not only approve the Company’s valuation procedures, but must also regularly review and evaluate the accuracy of such procedures using the appropriate means.  We refer the Company to the adopting release for Rule 38a-1, Release No. IC-26299, Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003).  See also In the Matter of J. Kenneth Alderman, CPA, et al., Inv. Co. Act Rel. No. 30557 (Jun. 13, 2013) and In the Matter of Northern Lights Compliance Services, LLC, et al., Inv. Co. Act Rel. No. 30502 (May 2, 2013).

Response:  The Company has revised the disclosure accordingly.  The nationally recognized independent advisor that the Company currently consults is Deloitte Transactions and Business Analytics LLP, an affiliate of Deloitte Financial Advisory Services LLP.

11.  In risk factor “Our financial condition and results of operations depends on our ability to effectively manage and deploy capital,” on page 16, please specifically define the term “equity related investments” rather than stating what the term includes.

Response:  The Company respectfully submits that the term “equity related investments” is adequately defined by the phase, “including warrants, convertible securities and other rights to acquire equity securities in a portfolio company” (emphasis added).

12.  In the risk factor “There are significant potential conflicts of interest which could impact our investment returns,” on page 18 please include a reference to the no-action relief from Section 12(d)(3).

Response: The Company has revised the disclosure accordingly.

13.  In the first full paragraph on page 20, please provide a cross-reference to the disclosure of the authorization to issue rights at a price below NAV and advise the staff of the date that this authorization was received.

Response:  The Company has revised the disclosure to indicate that it has been authorized by its shareholders to issue warrants, options or rights to subscribe for, convert to, or purchase its common stock below NAV.  In addition, the Company advises the Staff that it received this authorization at the 2008 annual meeting of the Company’s shareholders.

14.  In the risk factor “Because we borrow money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us,” please delete the sentence reading “If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged” as this sentence does not describe a risk.

Response: The Company has revised the disclosure accordingly.

15.  In the first bullet point in the risk factor “We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code,” please include a disclosure that the Company’s investments in OID and PIK instruments may cause cash distribution problems.  We refer the Company to its risk factor on page 24 of the Registration Statement.

Response: The Company has revised the disclosure accordingly.

16.  Please advise the staff whether the Company has ever had to request a waiver of the SBA’s restrictions for the Funds to make certain distributions to maintain eligibility for RIC status.

Response: The Company has never made a request to the SBA with respect to the aforementioned waiver.

Price Range of Common Stock and Distributions

17. On page 40, although the Staff notes that the issue is not controversial, please advise the Staff on whether the Company has received such a private letter ruling from the Internal Revenue Service.

Response: The Company has not sought nor received a private letter ruling from the Internal Revenue Service with respect to the cash/stock dividend described therein.  Moreover, the Company has never relied on the position described therein to satisfy its RIC distribution requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

18.  In the second paragraph on page 47, please clarify what kind of loans are referred to by the term “interest-bearing debt securities” and advise the staff what the term “consistent with” means in this context.

Response: The Company submits that the term “interest-bearing debt securities” refers to any loans that bear interest, and therefore no clarification is necessary.  The term “consistent with” refers to the fact that the characteristics of the portfolio companies in the Private Loan portfolio are similar to the characteristics for the portfolio companies in the LMM and Middle Market portfolio, which characteristics are described in the Registration Statement.

19.  In the first full paragraph below the subheading “Critical Accounting Policies” on page 49, we refer to comments previously issued by the Staff asking the Company to please clarify the meaning of the term “Private Loan.”

Response: The Company respectfully notes that the Private Loan has been previously used and defined in earlier sections of the Registration Statement.  As a result, the Company does not believe that it is necessary to re-define it in the Registration Statements as requested by the Staff.

20.  In the third paragraph on page 68, the Staff objects to the Company’s description of the Notes as “senior” as these Notes are not “senior” to any other indebtedness, despite not being “junior” to any indebtedness either, and believes that because of this, the disclosure is potentially misleading.

Response:  The Company has revised the disclosure accordingly.

21.  In the paragraph below the subheading “Off-balance Sheet Arrangements” please clarify whether there are any off-balance sheet borrowings.

Response: Please be advised that the Company has no off-balance sheet borrowings, including through total return swaps or otherwise.

Description of Our Preferred Stock

22.  Please advise the Staff whether the board intends to issue any preferred stock within one year from the effective date.

Response:  The Company’s Board of Directors does not currently intend to issue any shares of preferred stock within the next year or so.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas